August 8, 2018

L. Kevin Stout
Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

       Re: Landstar System, Inc.
           Form 10-K for the Fiscal Year Ended December 30, 2017
           Filed February 23, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 3, 2018
           File No. 000-21238

Dear Mr. Stout:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Note 12. Recent Accounting Pronouncements, page 16

1. Please expand your revenue recognition policy to disclose the nature of your transportation services, including any performance obligations to arrange for another party to transfer goods or services. Please also include significant payment terms pursuant to
      ASC 606-10-50-12.


2. We note your disclosure in the revenue recognition policy footnote on page 38 of your
      December 30, 2017 Form 10-K states you are the primary obligor with respect to freight delivery and assume the related credit risk when providing physical transportation of
 L. Kevin Stout
Landstar System, Inc.
August 8, 2018
Page 2
         freight; thus, transportation revenue and related freight expenses are recognized on a gross basis from BCO Independent Contracts and Truck Brokerage Carriers, railroad intermodal services and air and ocean services. It appears upon adoption of ASC 606 you continue to recognize revenue on a gross basis from the majority of, if not all, the transactions where a third party is involved in the transportation of freight to a customer. In this regard, please tell us your consideration of the principal agent guidance under the new standard, including the nature of your performance obligation(s) with respect to freight delivery.
         Your response should include your assessment of control over each service(s) (i.e. BCO
         Independent Contracts and Truck Brokerage Carriers, railroad intermodal services and air and ocean services) that is transferred to a customer. Where a contract with a customer involves more than one mode of transportation, please identify and describe the nature of the performance obligation(s) and its recognition under ASC 606. Please be detailed in your response to us. Refer to ASC 606-10-25-25 and 606-10-55-36 through 40.


3. We note from your disclosure in footnote 12 that the adoption of the new standard changed the timing of revenue recognition for most of your transportation business from at delivery to over the transit period as the performance obligation is completed. Please tell us the average transit period to complete a shipment. Pursuant to ASC 606-10-50-18, please discuss the method(s) used to recognize your revenue over the transit period, such as a description of the output or input methods and how those methods are applied, in addition to why the methods used provide a faithful depiction of the transfer of goods or services.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Beverly Singleton at (202) 551-3328 or Jean Yu at (202) 551-3305 with any questions.



FirstName LastNameL. Kevin Stout                                Sincerely,
Comapany NameLandstar System, Inc.
                                                                Division of
Corporation Finance
August 8, 2018 Page 2                                           Office of
Transportation and Leisure
FirstName LastName